Exhibit 99.1

Mobilicom’s Skyhopper Combo Selected by Israeli Ministry of Defense for Drone Fleet

●	Secured and fulfilled initial SkyHopper COMBO order from Israel Ministry of Defense (IMOD) (Tier 1 customer)

●	High likelihood of repeat orders as IMOD commercializes its small drone fleet

●	Deployment showcases Mobilicom’s capability for intelligence and reconnaissance applications, providing secure communications in environments prone to cyber attacks

Shoham, Israel, Oct. 25, 2022 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company, NASDAQ: MOB, MOBBW, ASX: MOB), a provider of cybersecurity and smart solutions for drones, robotics, and autonomous platforms, has received and fulfilled an initial SkyHopper COMBO order for an existing Tier-1 customer, Israel Ministry of Defense (IMOD), for a new fleet deployment program designed by a leading drone manufacturer.

Mobilicom’s SkyHopper COMBO data link is being used within IMOD’s new drone platform, deployed as part of IMOD’s small drone fleet solution for intelligence, reconnaissance, and homeland security applications. IMOD has designed its solution to operate in interfered environments prone to cyber-attack domains where SkyHopper COMBO’s secured data link features are considered critical.

While Mobilicom does not consider the initial delivered order of ~A$92,000 (US$58,000) to be material, IMOD indicated it intends to expand its fleet deployment, which will likely result in repeat larger orders for the Company as the small drone platform is commercialized.

The SkyHopper COMBO is recognized for its industry-leading line of sight (LOS) and beyond-visual-line-of-sight (BVOS) capability, enabled by secured direct software defined radio (SDR) data link or one of two cellular operators. In addition, the SkyHopper COMBO can scale for simultaneous use of small drone fleets by multiple teams in multiple locations.

IMOD’s adoption of the SkyHopper COMBO validates its use for defense applications. The solution is also suitable for a range of commercial uses, including suburban drone delivery, long range inspection of utility infrastructure and public safety operations.

Mobilicom CEO Oren Elkayam said, “The incorporation of SkyHopper COMBO by the Israel Ministry of Defense as part of its small drone fleet solution is a testament to Mobilicom’s cybersecurity credentials and the inherent flexibility of the COMBO to operate one of three available datalinks, guaranteeing connectivity anywhere, anytime.

The order adds to success with Tier 1 drone and robotics customers globally, and highlights another avenue for customer adoption and expansion within our end-to-end offering, ensuring we are well-positioned to continue to execute against our growth strategy.”

-ENDS-

Authorized for release by the Board of Mobilicom Limited.

For more information on Mobilicom, please contact:

Tristan Everett

Media Relations

+61 403 789 096

tristan.everett@automicgroup.com.au

Aidan Brooksby

Investor Relations

+61 431 716 947
aidan.brooksby@automicgroup.com.au

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and smart solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops and delivers smart solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialised products used in a variety of applications.

Mobilicom has grown a global customer base with sales to high profile customers including corporates, governments and military departments. Mobilicom’s competitive advantages including outstanding security capabilities and performance in harsh environmental conditions. Mobilicom’s large solution portfolio has been deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees and professional support services for its solutions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

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